[LETTERHEAD OF GOLDMAN, SACHS & CO.]

Goldman Sachs Variable Insurance Trust

71 South Wacker Drive

Chicago, IL 60606

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

October 10, 2013

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”), File Nos. 333-35883 and 811-08361
Post-Effective Amendment No. 36, filed October 10, 2013

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the Trust and Goldman, Sachs & Co., the Trust’s Principal Underwriter, hereby request that the effective date of the Trust’s Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A referred to above be accelerated so that it will become effective on October 15, 2013. Post-Effective Amendment Nos. 35 and 36 were filed for the purpose of registering Institutional Shares of Goldman Sachs Global Markets Navigator Fund and Goldman Sachs Money Market Fund. You reviewed Post-Effective Amendment No. 35, filed September 24, 2013, and provided Dechert LLP with comments telephonically on October 7, 2013. The Trust responded to your comments in correspondence filed on October 10, 2013. Post-Effective Amendment No. 36 was filed for the purpose of incorporating certain of those comments. We are now asking for accelerated effectiveness of Post-Effective Amendment No. 36, as outlined above.

Please contact John M. Thornton of Dechert LLP at 202.261.3377 with any comments or questions concerning this correspondence.

Sincerely,

/s/ Caroline Kraus
Caroline Kraus
Secretary of Goldman Sachs Trust

/s/ Jesse Cole
Jesse Cole
Managing Director of Goldman, Sachs & Co.

cc: John M. Thornton, Dechert LLP